UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 13, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 4Q19 and full year 2019 results.

Media Release Zurich, February 13, 2020

Full year and fourth quarter 2019 financial results

Strong growth in profitability, net income and returns in 2019

Full year 2019 highlights:
■
Group pre-tax income of CHF 4.7 billion compared to CHF 3.4 billion in 2018, up 40%. This includes certain significant items, notably the gains from the revaluation of our equity investment in SIX Group AG (SIX) and from the transfer of the InvestLab funds platform to Allfunds Group*, which were partially offset by major litigation provisions*; excluding these items, pre-tax income would have been CHF 4.3 billion, up 18%, driven by higher revenues, which would have been up 4%

■	Adjusted[1] pre-tax income of CHF 5.0 billion compared to CHF 4.2 billion in 2018, up 18%
■	Net income of CHF 3.4 billion compared to CHF 2.0 billion in 2018, up 69%
■
Attracted Group Net New Assets (NNA) of CHF 79.3 billion, a record level since 2013, driving our asset base to the record level of CHF 1.5 trillion Assets under Management (AuM); total net asset inflows since 2016 of CHF 198 billion

■
Wealth Management-related revenues of CHF 14.4 billion compared to CHF 13.3 billion in 2018, up 9%; excluding the InvestLab transfer and SIX revaluation gains*, Wealth Management-related revenues would have remained resilient, up 2%, in spite of headwinds created by negative interest rates

■	Global Markets pre-tax income of USD 960 million compared to USD 169 million in 2018
■
Adjusted operating cost base was CHF 16.9 billion[2], an increase of 3% compared to 2018, achieving another year of positive operating leverage as revenues increased 4%, excluding the InvestLab transfer and SIX revaluation gains*

■	Including major litigation provisions*, total operating expenses were CHF 17.4 billion compared to CHF 17.3 billion in 2018, up 1%
■	Return on Tangible Equity (RoTE) of 9%, up from 5% in 2018, demonstrating strong progress towards our 2020 ambition of ~10%
■	Diluted earnings per share of CHF 1.32 compared to CHF 0.77 per share in 2018
■	Tangible book value per share (TBVPS) of CHF 15.88 at year-end 2019, compared to CHF 15.27 at year-end 2018
■	Strengthened capital position: CET1 ratio of 12.7%, up from 12.6% at year-end 2018; Tier 1 leverage ratio of 5.5%, up from 5.2% at year-end 2018
■
Distributed CHF 1.7 billion of capital to our shareholders, including the successful completion of our 2019 share buyback program, delivering a buyback of shares of CHF 1 billion by the end of 2019; for 2020, commenced a similar buyback program and expect to buy back at least CHF 1 billion of shares, subject to market and economic conditions

■
The Board of Directors will propose to shareholders at the Annual General Meeting on April 30, 2020 a cash distribution of CHF 0.2776 per share, in line with our intention to increase the ordinary dividend per share by at least 5% per annum

Media Release Zurich, February 13, 2020

Fourth quarter 2019 highlights:
■
13th consecutive quarter of year on year pre-tax income growth, with reported pre-tax income of CHF 1.2 billion compared to CHF 595 million in 4Q18, up 104%; excluding the gains from the SIX equity investment revaluation and major litigation provisions*, pre-tax income would have been CHF 1.0 billion, up 54%, driven by higher revenues, which would have been up 19%

■	Adjusted[1] pre-tax income of CHF 1.5 billion compared to CHF 846 million in 4Q18, up 72%
■
Wealth Management-related revenues of CHF 4.0 billion compared to CHF 3.3 billion in 4Q18, up 23%; excluding the InvestLab transfer and SIX revaluation gains*, Wealth Management-related revenues would have been up 8%

■	Global Markets revenues of USD 1.3 billion compared to USD 966 million in 4Q18, up 38%
■	CET1 ratio of 12.7%, compared to 12.4% at the end of the previous quarter; Tier 1 leverage ratio of 5.5% stable compared to the end of the previous quarter
■	RoTE of 9%; up from 3% at 4Q18

Tidjane Thiam, outgoing Chief Executive Officer of Credit Suisse Group, commented:

“When I joined Credit Suisse in 2015, we initiated a deep, three year-long restructuring programme, with the intention of creating sustainable shareholder value. The aim was to grow our unique wealth management franchise, taking advantage of a secular growth in Global Wealth. Since 2015, we estimate that Global Wealth has grown by CHF 110.5 trillion or 44%3. We decided to put a particular emphasis on our UHNW clients, where we could fully leverage our investment banking capabilities and offer institutional quality services to entrepreneur clients.

In parallel, we needed to make the bank more resilient in challenging times by reducing risks, cutting fixed costs and strengthening our capital base. We needed to significantly reduce the scale of our markets activities and exited a number of activities with unattractive risk return characteristics in order to right-size our more market dependent activities. We also dealt resolutely with our largest legacy issues, reaching a settlement with the US Department of Justice in 2017 and winding down our restructuring unit, the Strategic Resolution Unit (SRU), set up in 2016, on schedule at the end of 2018. We also wanted Credit Suisse to be increasingly recognized as a key player in sustainable development and impact investing. We set up an Impact Advisory and Finance (IAF) team that is delivering on that vision.

Our objective was to become a bank generating profitable, compliant, quality growth. From 2016 to 2019, we grew our Wealth Management businesses and attracted net new assets of CHF 121 billion, and our Wealth Management-related4 pre-tax income grew at a double-digit rate (+15%) for four successive years, going from CHF 2.7 billion in 2015 to CHF 4.7 billion in 2019, excluding the InvestLab transfer and SIX revaluation gains*. Whilst delivering this growth, we managed to reduce our risks by more than 40%5 and used the SRU to reduce the size of our Global Markets RWAs by more than 45%6. The restructuring was successful and our performance in 2019, the first full year post restructuring, illustrates how much the bank has changed since 2015.

Media Release Zurich, February 13, 2020

We began 2019 in a challenging market environment, with muted client activity in the first quarter. As the environment became more constructive in the second and third quarters, we were able to progressively improve revenue momentum and flexed our cost base accordingly to capture growth opportunities, finishing the year with a strong fourth quarter. Throughout the year we have continued to create positive operating leverage, with the fourth quarter being our 13th consecutive quarter of year on year profit growth, a significant achievement for us.

For the full year 2019, we delivered net income of CHF 3.4 billion compared to CHF 2.0 billion in 2018, up 69%, driven by positive revenue performance and steady cost management. Before the impact of major litigation provisions, which were mostly related to legacy matters, and excluding the gains from SIX and InvestLab*, i.e. on a basis more reflective of our underlying business, PTI would have been CHF 4.3 billion, up 18% year on year, reflecting the continued success of our strategy in a tough environment.

With a Return on Tangible Equity of 9%, we demonstrated strong progress towards our 2020 ambition of ~10% that we presented at the Investor Day in December 2019.

Finally, we distributed CHF 1.7 billion of capital to our shareholders, including a buyback of shares of CHF 1 billion by the end of 2019, as well as a dividend of CHF 695 million.

I am proud of what Credit Suisse has achieved during my tenure. We have turned Credit Suisse around, and our 2019 results show we can be sustainably profitable. I will be an enthusiastic supporter of my colleagues, as they continue to build momentum in the business. I want to extend my heartfelt thanks to our clients, who are our raison d’être, our staff with their unmatched dedication, to our investors and to all our stakeholders, more broadly, for their support in my work. I will be forever grateful.

I welcome Thomas Gottstein in his new role. I have a lot of respect for his qualities as a business leader but also as a person and I know he will take Credit Suisse to the next level.”

Thomas Gottstein, Chief Executive Officer Designate of Credit Suisse Group, commented:

“With our strong capital base, as well as our clear strategy as a leading wealth manager with strong investment banking capabilities, I am convinced that Credit Suisse is well positioned to continue to deliver performance for all our stakeholders, including clients, shareholders and employees. Our business strategy is expected to remain unchanged, and under my leadership we will adhere to the course set by the Board of Directors and the Executive Board in 2015, and that was reconfirmed and renewed in 2019 post the restructuring period.

In 2020, we aim to continue to grow by offering bespoke solutions to our clients, fully leveraging our wealth management and investment banking capabilities. Our regionalized approach allows us to stay close to our clients whilst capturing global synergies, where relevant. We are firmly committed to deliver against the ambitions set out at the 2019 Investor Day in London: we aim to achieve a Return on Tangible Equity of ~10%, and we will demonstrate continued discipline on costs to drive positive operating leverage. We aim to return capital to shareholders through a share buyback program, expecting to buy back at least CHF 1 billion, market and economic conditions permitting, and by sustainably increasing our ordinary dividend per share by at least 5% per year.

I want to thank Tidjane Thiam for his support and partnership, and I look forward to devoting my full energy to this treasured bank, its clients and shareholders.”

Media Release Zurich, February 13, 2020

Outlook

We have started the year strongly across all of our divisions, and as a result, are cautiously optimistic about the prospects for the year ahead. In spite of various geopolitical headwinds and uncertainties such as the impact of the coronavirus, we continue to believe the underlying fundamentals of the global economy remain intact. We will continue to execute with discipline to maintain our strong momentum in 2020 and intend to grow revenues in our Wealth Management-related businesses, increase profitability in our markets businesses, maintain cost discipline and continue to optimize our operating model.

Key metrics

In CHF millions	2019	2018	4Q19	4Q18	Δ 2018	Δ 4Q18
Net revenues	22,484	20,920	6,190	4,801	7%	29%
Of which Wealth Management-related	14,398	13,268	4,027	3,281	9%	23%
Of which IBCM (USD)	1,677	2,228	437	476	-25%	-8%
Of which Markets activities (USD)[7]	6,895	6,249	1,634	1,139	10%	43%
Total operating expenses	17,440	17,303	4,830	4,147	1%	16%
Pre-tax income	4,720	3,372	1,214	595	40%	104%
Net income attributable to shareholders	3,419	2,024	852	259	69%	229%
Return on Tangible Equity	9%	5%	9%	3%	4pp	6pp

Key metrics excluding the InvestLab transfer and SIX revaluation gains as well as major litigation provisions*:

In CHF millions	2019	2018	4Q19	4Q18	Δ 2018	Δ 4Q18
Net revenues	21,659	20,920	5,692	4,801	4%	19%
Pre-tax income	4,284	3,616	1,042	677	18%	54%

Media Release Zurich, February 13, 2020

Changes to the Board of Directors

As previously announced on February 3, 2020, the Board of Directors is proposing Richard Meddings for election as a new non-executive member of the Board of Directors at the Annual General Meeting on April 30, 2020. Alexander Gut will not stand for re-election at the Annual General Meeting. All other members of the Board of Directors will stand for re-election for a further term of office of one year.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, said: “Alexander Gut decided not to stand for re-election at the upcoming Annual General Meeting in order to be able to focus more on his company, Gut Corporate Finance AG. Alexander Gut was first elected to the Board of Directors of Credit Suisse Group in 2016. The Board benefitted greatly from his extensive expertise in audit and finance, and his important contributions as a member of the Audit Committee as well as the Innovation and Technology Committee were of great value to our Group. We thank Alex for his extraordinary commitment and excellent collaboration, and wish him all the best for his future endeavors.”

Dividend

The Board of Directors will propose to the shareholders at the Annual General Meeting on April 30, 2020 a cash distribution of CHF 0.2776 per share for the financial year 2019. This is in line with our intention to increase the ordinary dividend per share by at least 5% per annum. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and not be subject to income tax for Swiss resident individuals, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

Media Release Zurich, February 13, 2020

Detailed divisional summaries

Swiss Universal Bank (SUB) had a strong full year 2019 with pre-tax income of CHF 2.7 billion, up 27% year on year. Excluding the InvestLab transfer and SIX revaluation gains*, pre-tax income would have been CHF 2.3 billion, up 8% year on year. Net revenues were up 8% year on year. Excluding the InvestLab transfer and SIX revaluation gains*, net revenues would have risen 1% year on year, driven by real estate gains as part of our ongoing sale and leaseback program and also reflecting higher revenues from our collaboration with Global Markets (GM) and International Wealth Management (IWM) – International Trading Solutions (ITS). However, net interest income and recurring commissions and fees were down slightly and transaction-based revenues were broadly flat, year on year.

While the negative interest rate environment remains challenging, increased client activity and higher recurring commissions and fees in the fourth quarter of 2019 had a positive effect on our revenues, supported by a strong rebound in net interest income versus the third quarter of 2019, and driven by initiated deposit pricing measures. Our continued disciplined approach on costs enabled us to further decrease total operating expenses by 3% in 2019, while we continued to invest in select strategic hires, digitalization and marketing. In 2019, SUB’s cost/income ratio was 53%; excluding the InvestLab transfer and SIX revaluation gains*, the cost/income ratio would have been 57%. AuM reached a new record level of CHF 654 billion, up 20% since the end of 2018, reflecting strong NNA supported by the positive market environment.

Private Clients generated pre-tax income of CHF 1.4 billion, up 30% year on year, for 2019. Excluding the gain from the SIX equity investment revaluation*, pre-tax income would have been CHF 1.2 billion in 2019, up 16% year on year. This increase was driven by lower costs, gains from real estate sales allocated to the Private Clients segment and implemented pricing measures due to the sustained negative interest rate environment. AuM increased by 10% year on year, with NNA of CHF 3.4 billion added in 2019. This represents strong contributions from our UHNW and HNW businesses and demonstrates the strength of our franchise.

Corporate & Institutional Clients reported pre-tax income of CHF 1.3 billion, up 24% year on year, in 2019. Excluding the InvestLab transfer and SIX revaluation gains*, pre-tax income would have been CHF 1.1 billion for 2019, stable year on year. Net revenues were up 7%, however, excluding the InvestLab transfer and SIX revaluation gains*, they would have been down 3%, year on year. This is related to continued pressure on net interest income and lower investment banking revenues in Switzerland. C&IC gathered record NNA of CHF 45.3 billion in 2019, reflecting continued strong contributions from our pension funds business.

International Wealth Management (IWM) continued its growth momentum in 2019 as pre-tax income increased 25% year on year, to CHF 2.1 billion, reflecting a 9% increase in net revenues and stable operating expenses. Excluding the InvestLab transfer and SIX revaluation gains*, pre-tax income for 2019 would have been up 6% at CHF 1.8 billion and net revenues would have been up 3%. In the fourth quarter of 2019, pre-tax income was CHF 632 million, up 54% year on year. Excluding the gain from the SIX equity investment revaluation*, pre-tax income for the quarter would have increased by 7% year on year, while net revenues would have increased 3%. Operating expenses were slightly higher.

Media Release Zurich, February 13, 2020

In Private Banking, pre-tax income for 2019 was CHF 1.7 billion, up 25% year on year; excluding the InvestLab transfer and SIX revaluation gains*, pre-tax income would have been stable at CHF 1.3 billion. Private Banking’s net revenues were up 10% year on year for 2019; the business also had a strong fourth quarter with net revenues up 27% year on year. Excluding the InvestLab transfer and SIX revaluation gains*, revenues in 2019 would have been up 1% year on year. For the fourth quarter, excluding the gain from the SIX equity investment revaluation*, revenues would have increased 6% year on year; driven by 11% higher transaction- and performance-based revenues, reflecting continued proactive engagement with our clients, and 6% higher recurring commissions and fees, primarily reflecting higher volumes for mandates and investment products. These positive trends, in the fourth quarter, more than offset a 4% reduction in net interest income as the adverse environment with low interest rates persisted. Operating expenses for 2019 were stable compared to 2018, including stable discretionary compensation expenses. Operating expenses in the fourth quarter were up 9% year on year reflecting higher discretionary compensation expenses compared to a low level in the fourth quarter 2018 and higher litigation provisions. NNA in 2019 were CHF 11 billion, representing a growth rate of 3%, with positive contributions from emerging markets and Western Europe. During the year, NNA improved from a slow start in the first quarter and amounted to CHF 0.6 billion in the fourth quarter.

In Asset Management, pre-tax income in 2019 grew by 27% to CHF 473 million, reflecting an increase of 6% in net revenues and stable operating expenses, year on year. Combined, management fees and performance and placement revenues increased 12% compared to 2018, and, in the fourth quarter of 2019, were up 18% year on year. The recurring fee margin was resilient in 2019 at 30 bps, down 1 bps. This offset a negative performance in our investment and partnership income, which was down year on year for 2019 and the fourth quarter. Pre-tax income for the quarter was CHF 137 million, up 22% year on year. NNA for the year were strong at CHF 21.5 billion, representing a growth rate of 6%, with significant growth in our flagship Credit franchise as well as new product launches.

Asia Pacific (APAC) pre-tax income for 2019 was CHF 902 million, up 36% year on year. Excluding the gain from the InvestLab transfer*, pre-tax income would have been CHF 804 million, up 21% year on year. Pre-tax income in 2019 was driven by positive operating leverage, with revenues up 6% and operating expenses down 2%, year on year. Excluding the gain from the InvestLab transfer*, revenues would have been up 3% year on year. This result was supported by a record fourth quarter, with pre-tax income of CHF 235 million, due to year on year revenue growth across Wealth Management & Connected (WM&C) and Markets businesses. APAC delivered a return on regulatory capital of 16% for 2019.

WM&C reported pre-tax income of CHF 888 million for 2019, up 29% year on year, with return on regulatory capital of 23%. Excluding the gain from the InvestLab transfer*, pre-tax income would have been CHF 790 million for the period, up 14% year on year. We delivered record Private Banking revenues in 2019, with higher net interest income and transaction-based revenues; recurring commission and fees revenues were stable year on year. For 2019, we achieved record AuM of CHF 220 billion and generated NNA of CHF 8.7 billion. In 2019, advisory, underwriting and financing revenues grew 2% year on year, and were up 43% year on year for the fourth quarter, reflecting higher financing revenues and higher equity underwriting revenues and fees from M&A transactions in the fourth quarter of 2019. APAC advisory, underwriting and financing was ranked number 1 in terms of share of wallet8.

Media Release Zurich, February 13, 2020

Markets reported pre-tax income of USD 14 million in 2019, an improvement from the pre-tax loss of USD 24 million in 2018. Net revenues were down 2% for the year, with lower equity sales and trading activities in continued challenging market conditions, partially offset by higher fixed income sales and trading revenues mainly reflecting strong performances in credit, structured and foreign exchange products. Operating expenses for 2019 were down 4% year on year to the lowest reported level since 2015. For the fourth quarter, net revenues were up 75% year on year to USD 303 million, supported by growth in the majority of our client activities across fixed income and equity sales and trading.

Investment Banking & Capital Markets (IBCM) reported a pre-tax loss of USD 161 million in 2019, including a pre-tax loss of USD 59 million in the fourth quarter of 2019. Net revenues of USD 1.7 billion for 2019 were down 25% year on year, reflecting fewer M&A completions as well as lower debt underwriting client activity. Street9 activity was lower in areas of historical strength for IBCM, notably in Leverage Finance and Financial Sponsors, amid challenging market conditions. Total operating expenses in 2019 were USD 1.8 billion, down 4% year on year, with lower variable compensation expenses, partially offset by real estate costs and severance costs.

Advisory revenues were down 31% year on year at USD 667 million for 2019, underperforming the Street9, reflecting lower revenues from completed M&A transactions. Revenues in the fourth quarter of 2019 decreased 30% year on year, compared to a decline in Street activity of 25% year on year9, against a strong comparable period in 2018, which represented the highest quarterly Street activity for M&A on record10.

Equity underwriting revenues were down 2% year on year at USD 315 million for 2019, in line with the Street9, mainly reflecting lower IPO issuance activity, partially offset by higher follow-on revenues. Revenues in the fourth quarter of 2019 increased significantly year on year, outperforming the Street9, driven by higher follow-on revenues and IPO issuance activity9.

Debt underwriting revenues were down 17% year on year at USD 794 million for 2019, underperforming the Street9, primarily driven by lower leveraged finance activity, in line with the Street9, and lower derivatives financing activity. Revenues in the fourth quarter of 2019 increased 5% year on year, less than the Street9, primarily driven by higher leveraged finance activity and derivatives financing activity, partially offset by lower investment grade underwriting revenues.

Our total global advisory and underwriting revenues11 for 2019 were USD 3.4 billion, down 15% year on year, underperforming the Street12. Global revenues in the fourth quarter were up 18% year on year, outperforming the Street12, reflecting strong performance in global equity and debt underwriting.

In 2019, Global Markets (GM) delivered strong results with positive operating leverage and pre-tax income of USD 960 million, up significantly year on year, resulting in a 7% return on regulatory capital. Net revenues of USD 5.8 billion increased by 13% compared to full year 2018, reflecting growth across our trading and financing businesses, partially offset by reduced debt and equity underwriting activity. Total operating expenses in 2019 declined 3% year on year, while risk-weighted assets decreased 2%. In the fourth quarter, GM recorded pre-tax income of USD 46 million and net revenues of USD 1.3 billion.

Media Release Zurich, February 13, 2020

Fixed income sales and trading revenues of USD 3.5 billion increased 29% compared to 2018, driven by growth across our market-leading13 credit franchise and our financing and trading businesses in ITS. In the fourth quarter, fixed income sales and trading revenues of USD 820 million increased 73% compared to a subdued prior year, driven by broad based growth across businesses and improved market conditions.

Equities sales and trading revenues of USD 1.9 billion increased 7% compared to 2018, reflecting growth across prime services and equity derivatives, partially offset by lower cash equities results. In the fourth quarter, equity sales and trading revenues of USD 390 million increased 10% year on year, due to higher prime services and cash equities results, partially offset by lower equity derivatives revenues.

We continue to see strong momentum in our ITS business reflecting increased collaboration with IWM and SUB to serve our wealth management, institutional and corporate clients.

Underwriting revenues of USD 768 million decreased 29% year on year, reflecting lower industry-wide issuance activity across equity and debt. In the fourth quarter, underwriting revenues of USD 178 million decreased 27% year on year, reflecting lower debt underwriting results, partially offset by higher equity underwriting activity.

Media Release Zurich, February 13, 2020

Impact Advisory and Finance (IAF)

2019 has been a productive year for IAF. The Department was involved with a number of notable global initiatives to further the use of both private and public capital markets solutions in addressing the social and environmental needs identified by the United Nations Sustainable Development Goals (UN SDGs).

The most notable activities in 2019 include:
■	Credit Suisse issued the inaugural Credit Suisse green Yankee Certificates of Deposit of USD 200 million;
■
Credit Suisse Asset Management announced its intention to integrate Environmental, Social and Governance (ESG) factors into its investment process and is targeting to migrate CHF 100 billion of Credit Suisse assets under management to ESG by the end of 2020[14];

■	Credit Suisse partnered with the Climate Bonds Initiative to create a framework which would underpin a ‘sustainable transition bond’ market;
■	Credit Suisse significantly increased the number of green and sustainable debt financing transactions that it supported the execution of in 2019.[15]

Focusing on the fourth quarter of 2019, in November, Credit Suisse launched a Responsible Consumer Fund tracking the UN’s 12th SDG: “Responsible Consumption and Production”. The fund invests in listed companies across Sustainable Food, Urban Systems, Supply Chains and Sustainable Lifestyles, and addresses the topic across the whole value chain by targeting companies throughout the product lifecycle, ultimately providing investors with diversified sector risk.

In the same month, Credit Suisse partnered with the World Bank to focus on sustainable use of oceans and coastal areas. The World Bank issued a USD 28.6 million 5-year Sustainable Development Bond as part of ongoing efforts to raise awareness for the vital role fresh and saltwater resources play for communities and the environment. Credit Suisse acted as the sole manager of the transaction. The bond formed the collateral for Credit Suisse’s Low Carbon Blue Economy Note, which was placed with Credit Suisse’s private wealth management clients in Northern Europe.

Sustainability and Corporate Citizenship

As part of the Climate Risk Strategy, we have identified initial priority segments, which have a greater potential for adverse climate (and associated socio-economic) impacts: Oil & gas, thermal/metallurgical coal mining, utilities/power generation, ship finance and manufacturing (including cement, steel, chemicals and automotive). We are formulating specific client strategies for each and assessing the readiness and progress of our clients to transition to low-carbon and climate-resilient business activities. Credit Suisse announced at its Investor Day in December 2019 that it would no longer provide any form of financing specifically related to the development of new coal-fired power plants.

Over the course of 2019, the bank’s sustainability risk function reviewed approximately 800 transactions and client relationships for potential environmental and social risks and further engaged with some of the clients involved in these transactions as part of the assessment process.

Additionally, in the fourth quarter of 2019, Credit Suisse concluded a mediation procedure under the auspices of the Swiss National Contact Point of the OECD Guidelines for Multinational Enterprises, and as such has updated its sector-specific policies with strengthened wording regarding the rights of indigenous peoples.

Media Release Zurich, February 13, 2020

The Corporate Citizenship department launched a new theme in 2019: Future Skills – a natural evolution of the bank’s longstanding commitment to education. Future Skills complements the programs in the Financial Inclusion and Education space the bank has been running for more than a decade and contributes to the bank’s efforts in closing the educational and employment gap for young people.

Contact details
Mark Smart, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Earnings Release and Presentation Slides for the full year and fourth quarter 2019 are available to download from 7:00 CET today at: https://www.credit-suisse.com/results

Presentation of 4Q19 results – Thursday, February 13, 2020

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Language	English	English
Access	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 8933 Reference: Credit Suisse analyst call Conference ID: 2380499 Please dial in 10 minutes before the start of the call	Switzerland: +41 44 580 48 67 Europe: +44 203 057 6528 US: +1 866 276 8933 Reference: Credit Suisse media call Conference ID: 6249155 Please dial in 10 minutes before the start of the call
Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 2380499	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 6249155

Media Release Zurich, February 13, 2020

Footnotes

* 3Q19 and 2019 include CHF 327 million related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB C&IC (CHF 98 million), IWM PB (CHF 131 million) and APAC PB within WM&C (CHF 98 million); 4Q19 and 2019 include CHF 498 million related to the revaluation of our equity investment in the SIX Group AG, recorded in SUB PC (CHF 149 million), SUB C&IC (CHF 157 million) and IWM PB (CHF 192 million). 4Q19 and 2019 included major litigation provisions of CHF 326 million and CHF 389 million, respectively. 4Q18 and 2018 included major litigation provisions of CHF 82 million and CHF 244 million, respectively. Results excluding these gains are non-GAAP financial measures

1 Refers to adjusted results, which are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix to this Media Release
2 Adjusted operating cost base at constant 2018 FX rates
3 Source: Credit Suisse Global Wealth Reports for 2015 and 2019
4 Relating to SUB, IWM and APAC Private Banking within WM&C
5 Group average one-day, 98% trading book risk management Value-at-Risk decreased 41% (from CHF 49 million in 2015 to CHF 29 million in 2018).
6 Risk-weighted assets decreased 46% (from USD 110 billion at the end of 3Q15 to USD 60 billion at the end of 2019); figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA amount for Global Markets is USD 63 billion
7 Combined net revenues for Global Markets and APAC Markets.
8 Source: Dealogic for the period ending December 31, 2019 (APAC Int’l excluding Japan and excluding onshore China)
9 Source: Dealogic for the period ending December 31, 2019 (Americas and EMEA only)
10 Source: Dealogic for 1Q 1995 until the period ending December 31, 2019 (Americas and EMEA only)
11 Gross global revenues from advisory, debt and equity underwriting generated across all divisions
12 Source: Dealogic for the period ending December 31, 2019 (Global)
13 Ranked number 1 for Asset Finance for full year 2019, Source: Thomson Reuters as of December 31, 2019; Ranked number 3 for Leveraged Finance Capital Markets for full year 2019, Source: Dealogic as of December 31, 2019
14 Media release, ‘Credit Suisse Asset Management migrates ESG across its product range, targeting CHF 100 billion of ESG assets under management by the end of 2020’, September 27, 2019
15 Source: Bloomberg as of December 31, 2019

Abbreviations
APAC – Asia Pacific; AuM – assets under management; CHF – Swiss francs; CEO – Chief Executive Officer; CET1 – common equity tier 1; C&IC – Corporate & Institutional Clients; EMEA – Europe, Middle East and Africa; ESG – Environmental, Social and Governance; FINMA – Swiss Financial Market Supervisory Authority; GAAP – Generally accepted accounting principles; GM – Global Markets; IAF – Impact Advisory and Finance; IBCM – Investment Banking & Capital Markets; IPO – initial public offering; ITS – International Trading Solutions; IWM – International Wealth Management; M&A – mergers and acquisitions; NNA – net new assets; OECD – Organisation for Economic Co-operation and Development; PB – Private Banking; PC – Private Clients; PTI – pre-tax income; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SDG – Sustainable Development Goals; SIX – SIX Group AG; SUB – Swiss Universal Bank; TBVPS – tangible book value per share; (U)HNW – (ultra-)high-net-worth; UN – United Nations; USD – US dollar; WM&C – Wealth Management & Connected

Important information
This document contains select information from the full 4Q19 Earnings Release and 4Q19 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 4Q19 Earnings Release and 4Q19 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 4Q19 Earnings Release and 4Q19 Results Presentation slides are not incorporated by reference into this document.

Credit Suisse has not finalized its 2019 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this document is subject to completion of year-end procedures, which may result in changes to that information.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty,

Media Release Zurich, February 13, 2020

changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our ambitions often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the ambitions to the nearest GAAP measures is unavailable without unreasonable efforts. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such ambitions are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Return on tangible equity figures are rounded up or down to the nearest whole number. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q19, tangible shareholders’ equity excluded goodwill of CHF 4,663 million and other intangible assets of CHF 291 million from total shareholders’ equity of CHF 43,644 million as presented in our balance sheet. For end-4Q18, tangible shareholders’ equity excluded goodwill of CHF 4,766 million and other intangible assets of CHF 219 million from total shareholders’ equity of CHF 43,922 million as presented in our balance sheet. Shares outstanding were 2,436.2 million at end-4Q19 and were 2,550.6 million at end-4Q18.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base includes adjustments for major litigation provisions, expenses related to real estate disposals and the termination of real estate contracts initiated prior to 2019 and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. 2018 excludes restructuring expenses of CHF 626 million, major litigation provisions of CHF 244 million, expenses related to business sales of CHF 51 million and DVA of CHF 46 million. 2019 excludes major litigation provisions of CHF 389 million, expenses related to real estate disposals of CHF 108 million, DVA of 53 million and an FX adjustment of CHF 25 million.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Media Release Zurich, February 13, 2020

Generic references to profit and costs in this document refer to pre-tax income and operating expenses, respectively. References to net income refer to net income attributable to shareholders. References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results. References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Key metrics
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Credit Suisse Group results (CHF million)
Net revenues	6,190	5,326	4,801	16	29	22,484	20,920	7
Provision for credit losses	146	72	59	103	147	324	245	32
Compensation and benefits	2,590	2,383	2,141	9	21	10,036	9,620	4
General and administrative expenses	1,916	1,404	1,569	36	22	6,128	5,798	6
Commission expenses	324	325	301	0	8	1,276	1,259	1
Restructuring expenses	–	–	136	–	–	–	626	–
Total other operating expenses	2,240	1,729	2,006	30	12	7,404	7,683	(4)
Total operating expenses	4,830	4,112	4,147	17	16	17,440	17,303	1
Income before taxes	1,214	1,142	595	6	104	4,720	3,372	40
Net income attributable to shareholders	852	881	259	(3)	229	3,419	2,024	69
Statement of operations metrics (%)
Return on regulatory capital	10.6	10.0	5.4	–	–	10.5	7.4	–
Balance sheet statistics (CHF million)
Total assets	787,295	795,920	768,916	(1)	2	787,295	768,916	2
Risk-weighted assets	290,463	302,121	284,582	(4)	2	290,463	284,582	2
Leverage exposure	909,994	921,411	881,386	(1)	3	909,994	881,386	3
Assets under management and net new assets (CHF billion)
Assets under management	1,507.2	1,476.9	1,344.9	2.1	12.1	1,507.2	1,344.9	12.1
Net new assets	9.9	11.9	0.2	(16.8)	–	79.3	53.7	47.7
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.7	12.4	12.6	–	–	12.7	12.6	–
CET1 leverage ratio	4.0	4.1	4.1	–	–	4.0	4.1	–
Tier 1 leverage ratio	5.5	5.5	5.2	–	–	5.5	5.2	–

Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Credit Suisse – Reconciliation of adjusted results
in	4Q19	4Q18	2019	2018
Adjusted results (CHF million)
Net revenues	6,190	4,801	22,484	20,920
Real estate gains	(146)	(12)	(251)	(28)
(Gains)/losses on business sales	2	(3)	2	(71)
Adjusted net revenues	6,046	4,786	22,235	20,821
Provision for credit losses	146	59	324	245
Total operating expenses	4,830	4,147	17,440	17,303
Restructuring expenses	–	(136)	–	(626)
Major litigation provisions	(326)	(82)	(389)	(244)
Expenses related to real estate disposals	(57)	–	(108)	–
Expenses related to business sales	0	(48)	0	(51)
Adjusted total operating expenses	4,447	3,881	16,943	16,382
Income before taxes	1,214	595	4,720	3,372
Total adjustments	239	251	248	822
Adjusted income before taxes	1,453	846	4,968	4,194

Swiss Universal Bank
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Results (CHF million)
Net revenues	1,748	1,417	1,373	23	27	6,020	5,564	8
of which Private Clients	985	715	740	38	33	3,270	2,989	9
of which Corporate & Institutional Clients	763	702	633	9	21	2,750	2,575	7
Provision for credit losses	43	28	26	54	65	110	126	(13)
Total operating expenses	819	782	849	5	(4)	3,213	3,313	(3)
Income before taxes	886	607	498	46	78	2,697	2,125	27
of which Private Clients	495	251	278	97	78	1,375	1,060	30
of which Corporate & Institutional Clients	391	356	220	10	78	1,322	1,065	24
Metrics (%)
Return on regulatory capital	26.8	18.5	15.7	–	–	20.7	16.8	–
Cost/income ratio	46.9	55.2	61.8	–	–	53.4	59.5	–
Private Clients
Assets under management (CHF billion)	217.6	214.2	198.0	1.6	9.9	217.6	198.0	9.9
Net new assets (CHF billion)	(0.5)	(0.6)	(1.1)	–	–	3.4	3.0	–
Gross margin (annualized) (bp)	182	133	144	–	–	154	144	–
Net margin (annualized) (bp)	91	47	54	–	–	65	51	–
Corporate & Institutional Clients
Assets under management (CHF billion)	436.4	424.6	348.7	2.8	25.2	436.4	348.7	25.2
Net new assets (CHF billion)	2.5	6.3	2.1	–	–	45.3	8.6	–
International Wealth Management
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Results (CHF million)
Net revenues	1,640	1,461	1,402	12	17	5,887	5,414	9
of which Private Banking	1,194	1,066	942	12	27	4,268	3,890	10
of which Asset Management	446	395	460	13	(3)	1,619	1,524	6
Provision for credit losses	16	14	16	14	0	49	35	40
Total operating expenses	992	908	976	9	2	3,700	3,674	1
Income before taxes	632	539	410	17	54	2,138	1,705	25
of which Private Banking	495	428	298	16	66	1,665	1,333	25
of which Asset Management	137	111	112	23	22	473	372	27
Metrics (%)
Return on regulatory capital	40.1	34.3	28.9	–	–	34.9	30.7	–
Cost/income ratio	60.5	62.1	69.6	–	–	62.9	67.9	–
Private Banking
Assets under management (CHF billion)	370.0	365.2	357.5	1.3	3.5	370.0	357.5	3.5
Net new assets (CHF billion)	0.6	3.6	0.5	–	–	11.0	14.2	–
Gross margin (annualized) (bp)	129	117	103	–	–	117	106	–
Net margin (annualized) (bp)	53	47	33	–	–	46	36	–
Asset Management
Assets under management (CHF billion)	437.9	426.0	388.7	2.8	12.7	437.9	388.7	12.7
Net new assets (CHF billion)	7.5	5.9	0.7	–	–	21.5	22.2	–

Asia Pacific
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Results (CHF million)
Net revenues	937	886	677	6	38	3,590	3,393	6
of which Wealth Management & Connected	639	673	506	(5)	26	2,491	2,290	9
of which Markets	298	213	171	40	74	1,099	1,103	0
Provision for credit losses	11	19	8	(42)	38	46	35	31
Total operating expenses	691	620	632	11	9	2,642	2,694	(2)
Income before taxes	235	247	37	(5)	–	902	664	36
of which Wealth Management & Connected	221	281	138	(21)	60	888	691	29
of which Markets	14	(34)	(101)	–	–	14	(27)	–
Metrics (%)
Return on regulatory capital	16.2	17.2	2.7	–	–	16.1	12.0	–
Cost/income ratio	73.7	70.0	93.4	–	–	73.6	79.4	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	220.0	217.1	199.3	1.3	10.4	220.0	199.3	10.4
Net new assets (CHF billion)	0.7	1.7	0.9	–	–	8.7	14.4	–
Gross margin (annualized) (bp)	78	99	70	–	–	84	80	–
Net margin (annualized) (bp)	26	51	19	–	–	33	27	–

Global Markets
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Results (CHF million)
Net revenues	1,312	1,415	965	(7)	36	5,752	4,980	16
Provision for credit losses	31	8	5	288	–	52	24	117
Total operating expenses	1,233	1,138	1,153	8	7	4,744	4,802	(1)
Income/(loss) before taxes	48	269	(193)	(82)	–	956	154	–
Metrics (%)
Return on regulatory capital	1.4	8.3	(6.2)	–	–	7.4	1.2	–
Cost/income ratio	94.0	80.4	119.5	–	–	82.5	96.4	–
Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Results (CHF million)
Net revenues	431	425	475	1	(9)	1,666	2,177	(23)
Provision for credit losses	39	11	5	255	–	59	24	146
Total operating expenses	452	429	365	5	24	1,769	1,809	(2)
Income/(loss) before taxes	(60)	(15)	105	300	–	(162)	344	–
Metrics (%)
Return on regulatory capital	(6.6)	(1.7)	12.4	–	–	(4.5)	10.9	–
Cost/income ratio	104.9	100.9	76.8	–	–	106.2	83.1	–
Global advisory and underwriting revenues
	in			% change		in		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Global advisory and underwriting revenues (USD million)
Advisory and other fees	234	203	308	15	(24)	816	1,163	(30)
Debt underwriting	456	463	368	(2)	24	1,842	2,050	(10)
Equity underwriting	205	175	85	17	141	771	830	(7)
Global advisory and underwriting revenues	895	841	761	6	18	3,429	4,043	(15)

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I– Information on the company in our Annual Report 2018.

Credit Suisse
Fourth Quarter and Full Year 2019 Results


CREDIT SUISSE

Tidjane Thiam, Chief Executive Officer
David Mathers, Chief Financial Officer

February 13, 2020

CREDIT SUISSE

 Disclaimer (1/2)  2  February 13, 2020  Credit Suisse has not finalized its 2019 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the condensed consolidated financial statements for the period. Accordingly, the financial information contained in this presentation is subject to completion of year-end procedures, which may result in changes to that information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and in the “Cautionary statement regarding forward-looking information" in our 4Q19 Earnings Release published on February 13, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results and results excluding certain significant items as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation as well as in the 4Q19 Earnings Release, which are both available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenues and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on Tangible Equity is based on tangible shareholders' equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Disclaimer (2/2)

Statement regarding capital, liquidity and leverage

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.

References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Sources

Certain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

CREDIT SUISSE February 13, 2020 3

 Earnings Review  4  February 13, 2020

   We have delivered a strong performance in 2019 with a significant increase in profits…  5  February 13, 2020  Note: Results excluding gains from the InvestLab transfer and SIX revaluation and major litigation provisions are non-GAAP financial measures. For further details and reconciliation information, see Appendix1 Excludes major litigation provisions of CHF 244 mn 2 Impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC, and impact of CHF 498 mn related to the revaluation of our equity investment in the SIX Group AG, recorded in SUB and IWM  Reported PTIdevelopmentin CHF mn  +18%          1

   …and in net income and returns  6  Net income attributableto shareholdersin CHF mn  February 13, 2020  Return on tangible equity‡based on CHF  9%  -7%  -3%  5%  3,419  ‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up or down to the nearest whole number

After a challenging 1Q19, revenues improved during the year…

Group net revenues
YoY performance
in CHF mn



+891[2]
+111[1]
-14
-249
1Q19
2Q19
3Q19
4Q19
2019
-4%
-0.3%
+2%
+19%
+4%
Excl. impact of InvestLab transfer[1] and SIX revaluation[2]
+9%
+29%
+7%
Incl. impact of InvestLab transfer and SIX revaluation

Note: Results excluding gains from the InvestLab transfer and SIX revaluation are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Excludes the gain of CHF 327 mn from the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC 2 Excludes the gain of CHF 498 mn from the revaluation of our equity investment in the SIX Group AG, recorded in SUB and IWM

CREDIT SUISSE February 13, 2020 7

   …and we flexed our costs accordingly…  8  February 13, 2020  Group operatingexpenses excl.major litigationYoY performancein CHF mn  Note: Results excluding major litigation provisions are non-GAAP financial measures1 Excl. major litigation provisions of CHF 6 mn in 1Q19 and CHF 85 mn in 1Q18 2 Excl. major litigation provisions of CHF 29 mn in 2Q19 and CHF 55 mn in 2Q18 3 Excl. major litigation provisions of CHF 28 mn in 3Q19 and CHF 22 mn in 3Q18 4 Excl. major litigation provisions of CHF 326 mn in 4Q19 and CHF 82 mn in 4Q18 5 Excl. major litigation provisions of CHF 389 mn in 2019 and CHF 244 mn in 2018  Incl. impact of major litigation  +16%  Excl. impact of major litigation  +11%4  -5%1  -4%2  -1%3  4  -1%  -5%  -6%  +1%  -0%5  2019

...continuing to create positive operating leverage



Group YoY performance
in CHF terms
Net revenues
Operating expenses
Positive operating leverage
+23%
-31%
4Q16
+19%
-3%
1Q17
+2%
-8%
2Q17
-8%
-11%
3Q17
+0.2%
-32%
4Q17
+2%
-6%
1Q18
+7%
-2%
2Q18
-2%
-9%
3Q18
-7%
-17%
4Q18
-4%
-6%
1Q19
-0.3%
-5%
2Q19
+2%1
-1%
3Q19
+19%2
+11%3
4Q19

Note: Results excluding gains from the InvestLab transfer and SIX revaluation and major litigation provisions are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Excludes impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC 2 Excludes impact of CHF 498 mn related to the revaluation of our equity investment in the SIX Group AG, recorded in SUB and IWM 3 Excludes major litigation provisions of CHF 326 mn in 4Q19 and CHF 82 mn in 4Q18

CREDIT SUISSE
February 13, 2020
9

   We have improved our CET1 ratio in 4Q19…  10  February 13, 2020      CET1 ratio  +30 bps

   …and continued to strengthen our capital position…  11  February 13, 2020  12.7%  11.5%  12.8%  12.6%          CET1 capitalin CHF bn  CET1 ratio    +1.0 bn

   …whilst distributing CHF 1.7 bn of capital to our shareholders in 2019  12  February 13, 2020   CHF 1 bnrepurchased in 2019  Share buyback program   CHF 695 mnpaid out in 2019  Dividends

   Highlights  13  February 13, 2020

   14  February 13, 2020  We have a clear and consistent strategy    A leading Wealth Manager…  Following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

   15  February 13, 2020  The fundamental assumptions made in 2015 were correct  As per 2019 Investor Day

   16  February 13, 2020  We put in place a new organisational structure in 2015  Private Banking & Wealth Management  InvestmentBanking  Previous structure  Swiss Universal Bank    International Wealth Management  Asia Pacific  Investment Banking & Capital Markets  Global Markets  Current structure

   We have focused on five main priorities  17  February 13, 2020  Growth  Capital   Risk  Legacy  Operating leverage

   We attracted close to CHF 200 bn of net new assets in the last four years…  18  February 13, 2020  Group net new assetsin CHF bn

   …driving our asset base to record levels  19  +293 bn  Group Assets under Managementin CHF trn  February 13, 2020  +6%  CAGR2015-2019    Record Group AuM

Our growth in Wealth Management has been profitable

Wealth Management-related[1] pre-tax income
in CHF bn



+ CHF 2 bn
2.7
3.5
3.7
4.4
4.7 2
2015
2016
2017
2018
2019
CAGR
2015-2019
+15%

1 Relating to SUB, IWM and APAC PB within WM&C 2 Excluding impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC PB within WM&C, and impact of CHF 498 mn related to the revaluation of our equity investment in the SIX Group AG, recorded in SUB and IWM. Results excluding these gains are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE February 13, 2020 20

Our approach to Wealth Management – building on our understanding of our clients' needs

Regionalised model
aligned to client needs

Prioritising
compliant growth and **risk management**

Focusing on
UHNW and entrepreneurs

Scaling asset base

Growing
sustainability platform

Increasing **RM productivity**

Offering distinctive
Asset Management
capabilities

Compounding growth in
stable and recurring revenues

Being
trusted advisor
across assets and liabilities

Providing
institutional quality
solutions and capabilities

CREDIT SUISSE
February 13, 2020
21

   We are covering three-fourths of global GDP1 with our regionalised model2  22  February 13, 2020  1 Source: IMF as of October 2019 2 In compliance with applicable economic and trade sanctions laws 3 Relating to SUB PC as of 2019 4 Relating to IWM PB as of 2019 5 Relating to APAC PB within WM&C as of 2019 6 Based on 2019                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              IWM4AuM of CHF 370 bn3% NNA growth rate6    APAC5AuM of CHF 220 bn4% NNA growth rate6      SUB3AuM of CHF 218 bn2% NNA growth rate6

   23  February 13, 2020  We have fundamentally changed the allocation of capital, prioritising higher-return, more capital efficient and less volatile businesses  SUB, IWM,APAC WM&Cand IBCM  Marketsactivities2  252  239  Before  Now  RWA contribution1in CHF bn  1 Excludes Corporate Center RWA of CHF 18 bn in 2015 and CHF 51 bn in 2019. Excludes SRU Op Risk RWA of USD 19 bn in 2015 2 Includes Global Markets, APAC Markets and, through 2018, the SRU. SRU excludes Op Risk RWA as per footnote 1 3 Excludes SRU  Volatility of revenuesbased on the coefficient of variation of quarterly revenues, 2015-2019  ~25%3  ~5%

   Strong Investment Banking capabilities are key to our strategy as leading Wealth Manager  24  February 13, 2020  As per 2018 Investor Day

We are growing ITS by providing institutional quality solutions to our UHNW clients

International Trading Solutions net revenues
in USD terms



+27%
2017
2018
2019

Selected ITS landmark transactions in 2019
Volumes and notional amounts

Latin America
Extension and increase of complex ProNote
USD ~650 mn

Switzerland
SMI Income Maximizer – flow EqD product distributed in PB
CHF ~600 mn

Europe
Restructuring of credit-linked note with longer maturity
EUR ~50 mn

Latin America
Exclusive structured note in partnership with leading global asset manager
USD ~650 mn

Latin America
Macro hedge through credit-linked notes (CLN)
USD ~170 mn

Europe
Campaign on ProNotes and warrants with leading global asset manager
EUR ~50 mn

Europe — Issued inaugural Low Carbon Blue Economy Note in partnership with World Bank

Latin America — Structured complex transaction for a settlement agreement

CREDIT SUISSE
February 13, 2020
25

We have made strong progress in our APAC IBCM franchise...

APAC IBCM performance metrics

Share of wallet[1]



5.4%
5.8%
6.3%
6.7%
2016
2017
2018
2019

	2016	2017	2018	2019
Share of wallet[1]	5.4%	5.8%	6.3%	6.7%
Rank[1]	#3	#3	#3	**#1**

Key highlights

- Achieved second highest quarterly gross revenues since 2017 in 4Q19[2]
- Continued significant NNA referrals to Wealth Management
- Gained market share for 4 consecutive years[1]
- Awarded "Best Asia Bank" by IFR for the first time in 2019[3]
- Achieved #1 rank in 2019[1]

1 Source: Dealogic APAC ex-Japan excluding China Onshore, as of December 31, 2019 2 Relating to APAC advisory, underwriting and the APAC Financing Group. After deduction of funding costs, but pre revenue sharing agreements with APAC Markets and APAC PB within WM&C. This information has been derived from management accounts and has not been reviewed by our independent registered public accounting firm
3 Source: International Finance Review as of December 13, 2019

CREDIT SUISSE February 13, 2020 26

…our integrated approach to UHNW and entrepreneur clients is proving increasingly successful in APAC…

APAC strategic clients revenue distribution
Illustrative, 2016-2019 average



Conglomerate
E-commerce
Diversified holding company
Conglomerate
Investments
Electronics
Infrastructure
Private Equity
Natural resources
Conglomerate
Pharma
Real Estate
Maintain focus on top clients
Growth opportunity from existing underpenetrated clients

CREDIT SUISSE
February 13, 2020
27

   28  February 13, 2020  …we have been growing revenues by increasing our share of wallet with existing underpenetrated clients in APAC…  Revenue growth from APAC existing underpenetrated strategic clientsIllustrative  +180%

     …and deepening collaboration between IBCM and IWM could create further upside  29  February 13, 2020  Share of Strategic Clients with Advisory & Underwriting deals2017-2019  Credit Suisse rank12019  Private Banking AuMin CHF bn, 2019  ~65%  ~60%  #13  #95  UHNW share2019  Significant upside potential for IBCM  APAC  IWM  Wealth Management selected key metrics  Advisory & Underwriting selected key metrics  1 Source: Dealogic for the period ending December 31, 2019 2 Relating to Advisory, Underwriting and Financing within APAC 3 Relating to APAC ex-Japan and ex-China onshore. Includes USD, EUR and JPY currencies in DCM and Loans and excludes A shares in ECM 4 Relating to IBCM transactions 5 Relating to EMEA and Latin America

   Our approach to our Markets businesses  30  February 13, 2020    Increasingconnectivity to Wealth Management  Equities is keyto Wealth Management  Completedright-sizingand de-risking  Leveraging capabilitiesglobally  Achieving Cost of Capital  Drivingrevenue growth

   We operate in a challenging industry environment  31  February 13, 2020  As per 2019 Investor Day

   We have right-sized and de-risked Global Markets…  32  February 13, 2020  -46%  Global Markets key metrics  1  -43%  1  -52%      1 Figures for 3Q15 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 RWA and leverage exposure amounts for Global Markets are USD 63 bn and USD 313 bn, respectively  Risk-weighted assetsin USD bn  Leverage exposurein USD bn  Value-at-Risktrading book average one-day, 98% risk mgmt. VaR in CHF mn

   …having completed our restructuring, we focused on growing revenues in 2019  33  February 13, 2020  Global Markets resultsin USD bn          +13%  -3%

We have grown market share across our key franchises...

Global Markets Fixed Income Sales & Trading
YoY net revenues in USD terms



4Q19
+73%
+54%
CREDIT SUISSE 1
Peers2
2019
+29%
+6%
CREDIT SUISSE 1
Peers2

Global Markets Equity Sales & Trading
YoY net revenues in USD terms



+10%
+2%
CREDIT SUISSE 1
Peers 2,3
+7%
-8%
CREDIT SUISSE 1
Peers 2,3

2019 highlights

- Best Investment Grade trading year since 2012
- Best Leveraged Finance trading performance since 2016
- Record Asset Finance revenue performance

- Best Equity Derivatives full-year revenue performance since 2015
- Gained market share in U.S. Cash Equities[4]
- Prime Services with RoA improvement year-on-year

1 Relating to Global Markets only. Global Fixed Income Sales and Trading net revenues (across GM and APAC Markets) increased 27% in 2019 YoY and 88% in 4Q19 YoY, respectively; Global Equity Sales and Trading net revenues (across GM and APAC Markets) increased 2% YoY and 17% in 4Q19 YoY, respectively 2 Source: Company public disclosures. Includes Bank of America, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS. Relating to Global Sales & Trading revenues in USD terms 3 Does not include Deutsche Bank who exited Equity Sales & Trading as part of its strategic transformation announced on July 7, 2019 4 Third Party Competitive analysis; 9M19 vs. 9M18

CREDIT SUISSE
February 13, 2020
34

   …and delivered pre-tax income of nearly USD 1 bn in 2019, with a positive contribution in every quarter  35  February 13, 2020  1 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD 2 Return on leverage exposure is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 3.5% of average leverage exposure based on USD   Global Markets return on RWA1  11%  2%  ~6x  Global Markets pre-tax incomein USD mn  Global Markets return on leverage exposure2  7%  1%

   Summary  36  February 13, 2020  Continued improvement in performance in 2019, with particularly strong 4Q19Deepening collaboration between Wealth Management and Investment BankingConsistent growth and continued disciplined execution are expected to drive double-digit RoTE

 Detailed Financials  37  February 13, 2020

Results Overview

Credit Suisse Group in CHF mn unless otherwise specified	4Q19	3Q19	4Q18	Δ 4Q18	2019	2018	Δ 2018
Net revenues	**6,190**	**5,326**	**4,801**	29%	**22,484**	**20,920**	7%
o/w Wealth Management-related[1]	4,027	3,551	3,281	23%	14,398	13,268	9%
o/w IBCM in USD mn	437	428	476	-8%	1,677	2,228	-25%
o/w Markets activities[2] in USD mn	1,634	1,641	1,139	43%	6,895	6,249	10%
Provision for credit losses	**146**	**72**	**59**		**324**	**245**	
Total operating expenses	**4,830**	**4,112**	**4,147**	16%	**17,440**	**17,303**	1%
Pre-tax income	**1,214**	**1,142**	**595**	104%	**4,720**	**3,372**	40%
Income tax expense	361	256	340		1,295	1,361	
Effective tax rate	30%	22%	57%		27%	40%	
Net income attributable to shareholders	**852**	**881**	**259**	229%	**3,419**	**2,024**	69%
Return on tangible equity‡	9%	9%	3%		9%	5%	
Diluted earnings per share in CHF	0.33	0.34	0.10	230%	1.32	0.77	71%
Dividend per share in CHF					0.2776[3]	0.2625	6%

Excluding InvestLab transfer, SIX revaluation and major litigation provisions in CHF mn	4Q19	3Q19	4Q18	Δ 4Q18	2019	2018	Δ 2018
Net revenues	5,692	4,999	4,801	19%	21,659	20,920	4%
o/w Wealth Management-related[1]	3,529	3,224	3,281	8%	13,573	13,268	2%
Pre-tax income	1,042	843	677	54%	4,284	3,616	18%

Note: 4Q19 and 2019 reported results include a gain related to the revaluation of our equity investment in the SIX Group AG. 3Q19 and 2019 reported results include a gain related to the transfer of the InvestLab fund platform to Allfunds Group. Results excluding these gains are non-GAAP financial measures. For further details and reconciliation information, see Appendix ‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up or down to the nearest whole number 1 Includes SUB, IWM and APAC WM&C 2 Includes Global Markets and APAC Markets 3 Proposed ordinary dividend for the financial year 2019

CREDIT SUISSE February 13, 2020 38

CET1 ratio increased to 12.7%; Tier 1 leverage ratio stable at 5.5%

Risk-weighted assets in CHF bn



12.4%
CET1 ratio
12.7%
302
-6
-7
1
290
SUB, IWM, APAC -1
Corp. Ctr. -1
IBCM -2
GM -3
3Q19
FX impact
Net business impact[1]
External model & parameter updates
4Q19

Leverage exposure in CHF bn



4.1%
5.5%
CET1 leverage ratio
Tier 1 leverage ratio
4.0%
5.5%
921
-13
2
910
SUB, IWM, APAC +2
GM +2
IBCM -1
Corp. Ctr. -1
3Q19
FX impact
Net business impact
4Q19

1 Includes internal model & parameter updates 2 RWA / leverage exposure

Key messages

- CET1 ratio increased to 12.7%; Tier 1 leverage ratio stable at 5.5%
- Completed 2019 share repurchase program and purchased CHF 1.0 bn of shares at an average price of CHF 12.53 per share
- Expect to continue distribution of at least 50% of net income to shareholders via ordinary dividend and share buyback
  - Launched 2020 share repurchase program; expect to buy back at least CHF 1.0 bn in 2020, subject to market and economic conditions

Risk-weighted assets

- Strengthening of Swiss franc against US dollar leading to a CHF 6 bn reduction in RWA over the course of the quarter with a negligible impact on CET1 ratio
- Continued discipline on RWA usage, particularly in GM and IBCM
- Risk density[2] of 33% if including the expected RWA impact from Basel III reforms in 1Q20 of ~CHF 12 bn, primarily related to SA-CCR/IMM

Leverage ratio

- Tier 1 leverage ratio stable at 5.5%
- Strengthening of Swiss franc against US dollar leading to a CHF 13 bn reduction in leverage exposure over the course of the quarter

CREDIT SUISSE February 13, 2020 39

Reaffirm adjusted operating cost base range for 2020 of ~CHF 16.1-16.9 bn

Adjusted operating cost base at constant FX rates* in CHF bn



Reported
Adjustments incl. FX*
Adjusted operating cost base
25.9
5.1
20.8
22.3
3.3
19.0
18.9
1.1
17.8
17.3
0.9
16.4
17.4
0.6
16.9
2015
2016
2017
2018
2019

Key messages

- Maintained focus on cost discipline
- Reaffirm adjusted operating cost base range of ~CHF 16.1-16.9 bn[1] for 2020 depending on market conditions
  - significant range of measures planned for 2020, including further office rationalization and creation of cross-divisional utilities

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2018 FX rates; see Appendix
1 Adjusted operating cost base at constant 2019 FX rates

CREDIT SUISSE February 13, 2020 40

 41  Increased TBVPS to CHF 15.88 since end-2018; adverse impacts from tightening credit spreads and FX  February 13, 2020  Tangible book value per share (TBVPS)‡in CHF  Key messagesTBVPS‡ increased by CHF 1.34 from net income generation over the course of 2019Adverse impacts from tightening credit spreads and FX, in particular from the strengthening of the Swiss franc against US dollarCHF 0.35 adverse impact from tightening credit spreads in 4Q19Repurchase of shares below tangible book value accretive to TBVPS‡Payout ratio of 51%4 in line with guidance  ‡ Tangible book value per share (TBVPS) is a non-GAAP financial measure, see Appendix 1 Includes net gains from the re-measurement of the Group’s pension assets and liabilities 2 Includes the impact from an increase in retained earnings following the change related to the accounting of leases 3 Reflects impact on tangible shareholders’ equity from own credit movements via other comprehensive income and tax expenses related to own credit movements 4 Includes impact of proposed ordinary dividend for the financial year 2019 of CHF 0.2776 per share     3  1    CHF 3.4 bngenerated    2  -0.35  4Q19

Swiss Universal Bank

Strong full year performance with PTI[1] of CHF 2.3 bn

Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net revenues	1,748	1,417	1,373	6,020	5,564
Provision for credit losses	43	28	26	110	126
Total operating expenses	819	782	849	3,213	3,313
Pre-tax income	**886**	**607**	**498**	**2,697**	**2,125**
Cost/income ratio	**47%**	**55%**	**62%**	**53%**	**60%**
Return on regulatory capital†	**27%**	**18%**	**16%**	**21%**	**17%**
Excl. InvestLab transfer & SIX revaluation:					
Net revenues	**1,442**	**1,319**	**1,373**	**5,616**	**5,564**
Pre-tax income	**580**	**509**	**498**	**2,293**	**2,125**
Cost/income ratio	**57%**	**59%**	**62%**	**57%**	**60%**

Key metrics

	in CHF bn	4Q19	3Q19	4Q18	2019	2018
PC	Net margin[2] in bps	64	47	54	58	51
PC	Net new assets	-0.5	-0.6	-1.1	3.4	3.0
PC	Mandate penetration	34%	33%	31%	34%	31%
	Net loans	171	172	168	171	168
	Risk-weighted assets	78	79	76	78	76
	Leverage exposure	265	264	255	265	255

Key messages

- 2019 PTI of CHF 2.7 bn included gains of CHF 306 mn related to the revaluation of our investment in SIX and CHF 98 mn related to the transfer of the InvestLab fund platform
- Excluding those gains, 2019 PTI of CHF 2.3 bn was up 8%; 3% lower expenses led to a cost/income ratio of 57%
- 4Q19 pre-tax income of CHF 580 mn[2] includes CHF 106 mn gains from real estate disposals (CHF 6 mn in 4Q18); strong rebound in NII compared to 3Q19, benefitting from deposit pricing measures

Private Clients (excl. SIX revaluation gain)

- 4Q19 revenues increased 13%, benefitting from CHF 104 mn real estate disposal gains allocated to the segment
- 4Q19 NNA of CHF -0.5 bn primarily reflecting outflows related to the implemented deposit pricing measures and the usual seasonal pattern in the fourth quarter, partially offset by solid inflows in the U/HNW segment; full year NNA of CHF 3.4 bn at a 2% growth rate, up 13% compared to 2018

Corporate & Institutional Clients (excl. InvestLab transfer and SIX revaluation gains)

- Net revenues in 4Q19 down 4%, with higher fees from lending activities and wealth structuring solution fees, offset by lower NII and decreased transactional ITS revenues
- Record NNA in 2019 of CHF 45.3 bn with strong contribution from our pension fund business

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated. 4Q19 and 2019 reported results include the SIX equity investment revaluation gain. 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding these gains are non-GAAP financial measures. For reconciliation information, see Appendix
† RoRC is a non-GAAP financial measure, see Appendix 1 Excludes gains related to the InvestLab transfer and the SIX revaluation 2 Excludes the gain related to the SIX revaluation

CREDIT SUISSE February 13, 2020 42

International Wealth Management

Continued profitable growth across PB and AM

Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net revenues	1,640	1,461	1,402	5,887	5,414
Provision for credit losses	16	14	16	49	35
Total operating expenses	992	908	976	3,700	3,674
Pre-tax income	**632**	**539**	**410**	**2,138**	**1,705**
Cost/income ratio	**60%**	**62%**	**70%**	**63%**	**68%**
Return on regulatory capital†	**40%**	**34%**	**29%**	**35%**	**31%**
Excl. InvestLab transfer & SIX revaluation:					
Net revenues	**1,448**	**1,330**	**1,402**	**5,564**	**5,414**
Pre-tax income	**440**	**408**	**410**	**1,815**	**1,705**
Cost/income ratio	**69%**	**68%**	**70%**	**66%**	**68%**

Key metrics

	in CHF bn	4Q19	3Q19	4Q18	2019	2018
PB	Net margin[1] in bps	33	33	33	37	36
PB	Net new assets	0.6	3.6	0.5	11.0	14.2
PB	Number of RM	1,150	1,170	1,110	1,150	1,110
PB	Net loans	54	55	52	54	52
	Net new assets AM	7.5	5.9	0.7	21.5	22.2
	Risk-weighted assets	44	45	40	44	40
	Leverage exposure	101	103	99	101	99

Key messages

- 2019 PTI of CHF 2.1 bn included gains of CHF 192 mn related to the revaluation of our investment in SIX and CHF 131 mn related to the transfer of the InvestLab fund platform
- Excluding those gains, 2019 PTI of CHF 1.8 bn was up 6% vs. 2018 and 4Q19 PTI was up 7% vs. 4Q18, in both cases on 3% higher revenues, while costs remained broadly flat; 2019 RoRC† at 30%, cost/income ratio down to 66%

Private Banking (excl. InvestLab transfer and SIX revaluation gains)

- Resilient PTI vs. both 2018 and 4Q18, up 1% and 2%, respectively
- 4Q19 revenues up 6% with higher transactional and improved recurring revenues, offsetting adverse impact of low interest rates; 4Q19 included real estate gains of CHF 32 mn
- Full year expenses up 1%, including increased fourth quarter costs and reflecting RM hiring throughout 2019
- Mandate penetration increased by 2 pp. to 34% YoY
- 2019 NNA of CHF 11 bn (3% growth rate), with net inflows from emerging and mature markets; CHF 0.6 bn NNA in 4Q19

Asset Management

- 2019 PTI up 27% from 2018 and up 22% from 4Q18
- Management fees, performance and placement revenues combined increased 12% from 2018 and 18% from 4Q18
- 2019 NNA of CHF 21.5 bn (CHF 7.5 bn in 4Q19) reflect growth in our flagship Credit franchise and product launches

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated. 4Q19 and 2019 reported results include the SIX equity investment revaluation gain. 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding these gains are non-GAAP financial measures. For reconciliation information, see Appendix
† RoRC is a non-GAAP financial measure, see Appendix 1 Excludes gains related to the InvestLab transfer and the SIX revaluation

CREDIT SUISSE February 13, 2020 43

Asia Pacific

Improved full year profitability with strong finish to the year

Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net revenues	937	886	677	3,590	3,393
Provision for credit losses	11	19	8	46	35
Total operating expenses	691	620	632	2,642	2,694
Pre-tax income	**235**	**247**	**37**	**902**	**664**
Cost/income ratio	**74%**	**70%**	**93%**	**74%**	**79%**
Return on regulatory capital†	**16%**	**17%**	**3%**	**16%**	**12%**
Excl. InvestLab transfer:					
Net revenues	**937**	**788**	**677**	**3,492**	**3,393**
Pre-tax income	**235**	**149**	**37**	**804**	**664**
Cost/income ratio	**74%**	**79%**	**93%**	**76%**	**79%**

Key metrics

in CHF bn		4Q19	3Q19	4Q18	2019	2018
PB[1]	Net margin[2] in bps	26	33	19	29	27
PB[1]	Net new assets	0.7	1.7	0.9	8.7	14.4
PB[1]	Number of RM	600	610	580	600	580
PB[1]	Assets under management	220	217	199	220	199
	Net loans	47	47	44	47	44
	Risk-weighted assets	37	39	37	37	37
	Leverage exposure	115	117	106	115	106

Key messages

- 2019 PTI of CHF 902 mn included a gain of CHF 98 mn related to the transfer of the InvestLab fund platform in 3Q19
- Excluding that gain, 2019 PTI of CHF 804 mn was up 21%
  - WM&C full year PTI of CHF 790 mn (up 14% YoY) benefitted from record Private Banking performance, reflecting strong net interest income and improved transaction-based revenues

Wealth Management & Connected (WM&C)

- 4Q19 PTI of CHF 221 mn, up 60% YoY
  - Strong revenue momentum, particularly across Advisory, Underwriting & Financing (up 43% YoY)
- 4Q19 NNA of CHF 0.7 bn includes deposit outflows
- APAC IBCM ranked #1 in 2019; increased share of wallet for fourth consecutive year[3]

Markets[4]

- 4Q19 and 2019 at breakeven PTI, with significantly stronger finish to the year compared to 2018 and early tangible benefits from the ATS platform
- 4Q19 revenues up 75% against a weak comparative:
  - Equity sales and trading revenues increased 32%, mainly from prime services and cash
  - Fixed Income sales and trading revenues increased significantly, mainly from Credit, FX and structured products

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated. 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding this gain are non-GAAP financial measures. For reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 APAC PB within WM&C 2 Excludes the gain related to the InvestLab transfer 3 Dealogic for the year 2019 (APAC excl. Japan and China onshore among International banks) 4 All references under key messages for Markets are based on USD

CREDIT SUISSE February 13, 2020 44

Investment Banking & Capital Markets

Results reflect fewer M&A closings and lower debt underwriting activity as well as the impact from realignment measures

Key financials

in USD mn	4Q19	3Q19	4Q18	2019	2018
Net revenues	437	428	476	1,677	2,228
Provision for credit losses	40	12	5	60	24
Total operating expenses	456	432	365	1,778	1,854
Pre-tax income/loss (-)	**-59**	**-16**	**106**	**-161**	**350**
Cost/income ratio	**104%**	**101%**	**77%**	**106%**	**83%**
Return on regulatory capital†	**n/m**	**n/m**	**12%**	**n/m**	**11%**

Key metrics

in USD bn	4Q19	3Q19	4Q18	2019	2018
Risk-weighted assets	24	26	25	24	25
Leverage exposure	44	45	41	44	41

Global advisory and underwriting revenues[1]

in USD mn	4Q19	3Q19	4Q18	2019	2018
Global advisory and underwriting revenues	895	841	761	3,429	4,043

Full year 2019

- Revenue decrease driven by fewer completed M&A transactions and lower Street activity[2] in historical areas of strength, notably in Leveraged Finance and Financial Sponsors
- Continued strong ranking in debt and equity underwriting globally[2]
  - Top 5 ranking in IPOs
  - #2 in Leveraged Finance with #1 position in Sponsors
- Expenses decreased with lower variable compensation expenses, partially offset by real estate exit costs of USD 31 mn and severance costs of USD 29 mn

4Q19

- IBCM net revenues down 8% as a result of lower M&A and Corporate Bank results, partially offset by better underwriting activity
- Provision for credit losses increased in our corporate lending portfolio driven by adverse developments on a single counterparty and a loss on the sale of a non-core lending portfolio
- Expenses reflect higher compensation expenses including real estate exit costs of USD 18 mn and severance costs of USD 16 mn
- RWA and leverage exposure decreased compared to 3Q19 including the impact of position exits in the Corporate Bank
- Global advisory and underwriting revenues up 18% driven by the comparative strength of equity and debt underwriting activity as well as APAC IBCM

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions 2 Dealogic for the year 2019 (Global)

CREDIT SUISSE February 13, 2020 45

Global Markets

Strong results with positive operating leverage and significant PTI growth post-restructuring

Key financials

in USD mn	4Q19	3Q19	4Q18	2019	2018
Equities[1]	427	456	386	2,027	1,970
Fixed Income[1]	961	1,082	686	4,125	3,580
Other	-57	-111	-106	-363	-435
Net revenues	1,331	1,427	966	5,789	5,115
Provision for credit losses	32	8	4	53	24
Total operating expenses	1,253	1,147	1,158	4,776	4,922
Pre-tax income/loss (-)	**46**	**272**	**-196**	**960**	**169**
Cost/income ratio	**94%**	**80%**	**120%**	**83%**	**96%**
Return on regulatory capital†	**1%**	**8%**	**n/m**	**7%**	**1%**

Key metrics

in USD bn	4Q19	3Q19	4Q18	2019	2018
Risk-weighted assets	59	61	60	59	60
Leverage exposure	266	261	249	266	249

Full year 2019

- 2019 PTI of USD 960 mn driven by strength of diversified business mix; RoRC† of 7% and RoRWA[2] of 11%, increased significantly
- Continued momentum in market-leading Credit franchise
- Higher Equities revenues due to share gains in trading and improved return on assets
- Strong ITS results driven by increased collaboration with wealth management and institutional clients
- Continued disciplined use of resources; costs down 3% and RWA down 2%, notwithstanding real estate exit costs of USD 46 mn and expansion in business activity

4Q19

- Net revenues rebounded, up 38% compared to 4Q18, which had less favorable operating conditions
- Fixed income revenues increased 40% with growth across most products; Securitized Products particularly strong
- Equities revenues increased 11% reflecting higher revenues in prime services and equity underwriting
- Provision for credit losses increased in our corporate lending portfolio driven by adverse developments on a single counterparty and a loss on the sale of a non-core lending portfolio
- Expenses increased 8% with higher compensation and litigation provisions as well as real estate exit costs of USD 29 mn

Note: All percentage changes and comparative descriptions refer to year on year measurements unless otherwise indicated † RoRC is a non-GAAP financial measure, see Appendix
1 Includes sales and trading and underwriting 2 Return on RWA is a non-GAAP financial measure and calculated using income after tax applying an assumed tax rate of 30% and 10% of average RWA based on USD

CREDIT SUISSE February 13, 2020 46

   Summary  47  February 13, 2020

   We have focused on five main priorities  48  February 13, 2020  Growth  Capital   Risk  Legacy  Operating leverage

We have significantly improved our performance over the last 5 years

Selected key performance metrics		2015	2019	
Growth	Net income attributable to shareholders in CHF bn	-2.9	3.4	▲
	Wealth Management-related[1] PTI in CHF bn	2.7	4.7[2]	▲
	Net New Assets in CHF bn	47	79	▲
	Assets under Management in CHF bn	1,214	1,507	▲
Capital	CET1 capital in CHF bn	29.0[3]	36.8	▲
	CET1 ratio	10.2%[3]	12.7%	▲
Operating leverage	Adj. operating cost base at FXN rates* in CHF bn	20.8	16.9	▼
Risk	Value-at-Risk[4] in CHF mn	49	27	▼
	Level 3 assets in CHF bn	33	16	▼
	Global Markets leverage exposure in USD bn	439[3,5]	266	▼

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted operating cost base at constant 2018 FX rates; see Appendix
1 Relating to SUB, IWM and APAC PB within WM&C 2 Excluding impact of CHF 327 mn related to the transfer of the InvestLab fund platform to Allfunds Group, recorded in SUB, IWM and APAC PB within WM&C, and impact of CHF 498 mn related to the revaluation of our equity investment in the SIX Group AG, recorded in SUB and IWM. Results excluding these gains are non-GAAP financial measures. For further details and reconciliation information, see Appendix 3 As of 3Q15 4 Trading book, average one-day, 98% risk management VaR 5 Presents financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015; on the basis of our current structure, the 3Q15 leverage exposure for Global Markets is USD 313 bn

CREDIT SUISSE February 13, 2020 49

   We started our 2020 share buyback program onJanuary 6, 2020  50  February 13, 2020  Sustainable ordinary dividendexpected to increase byat least 5% p.a.  10% RoTE‡  Expect to distribute at least 50% of net income to shareholders  ‡ RoTE is a non-GAAP financial measure, see Appendix1 Subject to market and economic conditions  Share buyback programexpect to buy backat least CHF 1.0 bn in 20201

   Summary and outlook  51  February 13, 2020  Continued improvement in performance in 2019, with particularly strong 4Q19Deepening collaboration between Wealth Management and Investment BankingConsistent growth and continued disciplined execution are expected to drive double-digit RoTEStrong start to 1Q20 across all of our businesses

 Appendix  52  February 13, 2020

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net interest income	440	413	440	1,684	1,717
Recurring commissions & fees	212	213	209	826	835
Transaction-based	81	90	85	392	397
Other revenues	252	-1	6	368	40
Net revenues	985	715	740	3,270	2,989
Provision for credit losses	11	14	-4	46	30
Total operating expenses	479	450	466	1,849	1,899
Pre-tax income	**495**	**251**	**278**	**1,375**	**1,060**
Cost/income ratio	**49%**	**63%**	**63%**	**57%**	**64%**
Excl. SIX revaluation:					
Net revenues	**836**	**715**	**740**	**3,121**	**2,989**
Pre-tax income	**346**	**251**	**278**	**1,226**	**1,060**
Cost/income ratio	**57%**	**63%**	**63%**	**59%**	**64%**

Key metrics

in CHF bn	4Q19	3Q19	4Q18	2019	2018
Net margin[1] in bps	64	47	54	58	51
Net new assets	-0.5	-0.6	-1.1	3.4	3.0
Mandate penetration	34%	33%	31%	34%	31%
Assets under management	218	214	198	218	198
Number of RM	1,280	1,280	1,260	1,280	1,260

Corporate & Institutional Clients Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net interest income	300	290	320	1,200	1,229
Recurring commissions & fees	173	165	160	663	680
Transaction-based	146	160	163	688	699
Other revenues	144	87	-10	199	-33
Net revenues	763	702	633	2,750	2,575
Provision for credit losses	32	14	30	64	96
Total operating expenses	340	332	383	1,364	1,414
Pre-tax income	**391**	**356**	**220**	**1,322**	**1,065**
Cost/income ratio	**45%**	**47%**	**61%**	**50%**	**55%**
Excl. InvestLab transfer & SIX revaluation:					
Net revenues	**606**	**604**	**633**	**2,495**	**2,575**
Pre-tax income	**234**	**258**	**220**	**1,067**	**1,065**
Cost/income ratio	**56%**	**55%**	**61%**	**55%**	**55%**

Key metrics

in CHF bn	4Q19	3Q19	4Q18	2019	2018
Net new assets	2.5	6.3	2.1	45.3	8.6
Assets under management	436	425	349	436	349
Number of RM	510	520	520	510	520

Note: 4Q19 and 2019 reported results include the SIX equity investment revaluation gain. 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding these gains are non-GAAP financial measures. For reconciliation information, see Appendix 1 Excludes the gain related to the SIX revaluation

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53

International Wealth Management
Private Banking and Asset Management

Private Banking Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net interest income	389	378	404	1,509	1,568
Recurring commissions & fees	322	301	305	1,213	1,227
Transaction- and perf.-based	254	256	229	1,174	1,054
Other revenues	229	131	4	372	41
Net revenues	1,194	1,066	942	4,268	3,890
Provision for credit losses	16	15	16	48	35
Total operating expenses	683	623	628	2,555	2,522
Pre-tax income	**495**	**428**	**298**	**1,665**	**1,333**
Cost/income ratio	**57%**	**58%**	**67%**	**60%**	**65%**
Excl. InvestLab transfer & SIX revaluation:					
Net revenues	**1,002**	**935**	**942**	**3,945**	**3,890**
Pre-tax income	**303**	**297**	**298**	**1,342**	**1,333**
Cost/income ratio	**68%**	**67%**	**67%**	**65%**	**65%**

Key metrics

in CHF bn	4Q19	3Q19	4Q18	2019	2018
Net margin[1] in bps	33	33	33	37	36
Net new assets	0.6	3.6	0.5	11.0	14.2
Assets under management	370	365	358	370	358
Mandate penetration	34%	34%	32%	34%	32%
Net loans	54	55	52	54	52
Number of RM	1,150	1,170	1,110	1,150	1,110

Asset Management Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Management fees	280	282	275	1,112	1,076
Performance & placement rev.	90	87	38	237	133
Investment & partnership income	76	26	147	270	315
Net revenues	446	395	460	1,619	1,524
Provision for credit losses	-	-1	-	1	-
Total operating expenses	309	285	348	1,145	1,152
Pre-tax income	**137**	**111**	**112**	**473**	**372**
Cost/income ratio	**69%**	**72%**	**76%**	**71%**	**76%**

Key metrics

in CHF bn	4Q19	3Q19	4Q18	2019	2018
Net new assets	7.5	5.9	0.7	21.5	22.2
Assets under management	438	426	389	438	389

Note: 4Q19 and 2019 reported results include the SIX equity investment revaluation gain. 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding these gains are non-GAAP financial measures. For reconciliation information, see Appendix 1 Excludes gains related to the InvestLab transfer and the SIX revaluation

CREDIT SUISSE February 13, 2020 54

Asia Pacific
Wealth Management & Connected and Markets

Wealth Management & Connected Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Private Banking	428	534	358	1,797	1,612
Adv., Underwr. and Financing	211	139	148	694	678
Net revenues	639	673	506	2,491	2,290
Provision for credit losses	14	20	9	57	25
Total operating expenses	404	372	359	1,546	1,574
Pre-tax income	**221**	**281**	**138**	**888**	**691**
Cost/income ratio	**63%**	**55%**	**71%**	**62%**	**69%**
Return on regulatory capital†	**22%**	**28%**	**16%**	**23%**	**22%**
Risk-weighted assets in CHF bn	27	28	26	27	26
Leverage exposure in CHF bn	64	65	61	64	61

Excl. InvestLab transfer:

	4Q19	3Q19	4Q18	2019	2018
Net revenues	**639**	**575**	**506**	**2,393**	**2,290**
Pre-tax income	**221**	**183**	**138**	**790**	**691**
Cost/income ratio	**63%**	**65%**	**71%**	**65%**	**69%**

Markets Key financials

in USD mn	4Q19	3Q19	4Q18	2019	2018
Equity sales & trading	225	197	170	833	882
Fixed income sales & trading	78	17	3	273	252
Net revenues	303	214	173	1,106	1,134
Provision for credit losses	-3	-1	-1	-11	11
Total operating expenses	292	249	275	1,103	1,147
Pre-tax income / loss (-)	**14**	**-34**	**-101**	**14**	**-24**
Cost/income ratio	**96%**	**116%**	**159%**	**100%**	**101%**
Return on regulatory capital†	**2%**	**n/m**	**n/m**	**1%**	**n/m**
Risk-weighted assets in USD bn	10	11	11	10	11
Leverage exposure in USD bn	53	52	46	53	46

Private Banking[1] revenue details

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net interest income	178	179	156	671	628
Recurring commissions & fees	100	105	93	418	420
Transaction-based revenues	148	152	108	608	563
Other revenues	2	98	1	100	1
Net revenues	428	534	358	1,797	1,612

Note: 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding this gain are non-GAAP financial measures. For reconciliation information, see Appendix
† RoRC is a non-GAAP financial measure, see Appendix 1 APAC PB within WM&C

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55

Wealth Management businesses
NNA generation

APAC PB[1] NNA in CHF bn


0.9
3.8
2.5
1.7
0.7
4Q18
1Q19
2Q19
3Q19
4Q19

NNA growth (annualized)

4Q18	1Q19	2Q19	3Q19	4Q19
2%	8%	5%	3%	**1%**

IWM PB NNA in CHF bn


0.5
1.3
5.5
3.6
0.6
4Q18
1Q19
2Q19
3Q19
4Q19

NNA growth (annualized)

4Q18	1Q19	2Q19	3Q19	4Q19
1%	1%	6%	4%	**1%**

SUB PC NNA in CHF bn


-1.1
3.3
1.2
-0.6
-0.5
4Q18
1Q19
2Q19
3Q19
4Q19

NNA growth (annualized)

4Q18	1Q19	2Q19	3Q19	4Q19
-2%	7%	2%	-1%	**-1%**

1 APAC PB within WM&C

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56

 Wealth Management businessesNet and gross margins  Note: For details on calculations see under ‘Notes’ at the end of this Appendix. 4Q19 and 2019 reported results include the SIX equity investment revaluation gain. 3Q19 and 2019 reported results include the gain related to the transfer of InvestLab. Results excluding these gains are non-GAAP financial measures. For reconciliation information, see Appendix 1 APAC PB within WM&C  IWM PB Net margin in bps  Gross margin in bps  SUB PC Net margin in bps  Gross margin in bps  371  217  495  495  1,194  985  APAC PB1 Net margin in bps  Gross margin in bps  Average AuM in CHF bn  144  Pre-tax income in CHF mn  428  Net revenues in CHF mn  57  February 13, 2020  4Q19  3Q19  1Q19  4Q18  2Q19  4Q19  3Q19  1Q19  4Q18  2Q19  4Q19  3Q19  1Q19  4Q18  2Q19  534  437  358  398  273  165  97  131  1,066  989  942  1,019  428  340  298  402  365  363  366  360  715  828  740  742  251  356  278  273  215  213  205  207  117    3Q19 excluding InvestLab transfer    4Q19 excluding SIX revaluation  47  99  4Q19  3Q19  1Q19  4Q18  2Q19  4Q19  3Q19  1Q19  4Q18  2Q19  4Q19  3Q19  1Q19  4Q18  2Q19  53  129  91  182    InvestLab transfer / SIX revaluation    219  215  217  203  209  51

Corporate Center

Corporate Center Key financials

in CHF mn	4Q19	3Q19	4Q18	2019	2018
Treasury results	91	-276	132	-511	13
Asset Resolution Unit	-43	-45	-	-147	-
Other[1]	74	43	-48	227	87
Net revenues	122	-278	84	-431	100
Provision for credit losses	6	-8	-	8	-
Compensation and benefits	167	67	-64	467	128
G&A expenses	457	153	107	839	160
Commission expenses	19	15	5	66	49
Restructuring expenses	-	-	1	-	2
Total other operating expenses	476	168	113	905	211
Total operating expenses	643	235	49	1,372	339
Pre-tax income / loss (-)	**-527**	**-505**	**35**	**-1,811**	**-239**

Corporate Center Key metrics

in CHF bn	4Q19	3Q19	4Q18	2019	2018
Total assets	122	125	104	122	104
Risk-weighted assets	51	53	30	51	30
Leverage exposure	129	133	105	129	105

ARU within Corp. Ctr. Key financials

in CHF mn unless otherwise specified	4Q19	3Q19	2019
Net revenues	-43	-45	-147
Provision for credit losses	4	-9	5
Total operating expenses	47	59	233
Pre-tax loss	**-94**	**-95**	**-385**
Risk-weighted assets in USD bn	10	10	10
RWA excl. operational risk in USD bn	9	9	9
Leverage exposure in USD bn	26	27	26

Strategic Resolution Unit Key financials

in CHF mn unless otherwise specified	4Q18	2018
Net revenues	-175	-708
Provision for credit losses	-1	1
Total operating expenses	123	672
Pre-tax loss	**-297**	**-1,381**
Risk-weighted assets in USD bn	18	18
RWA excl. operational risk in USD bn	7	7
Leverage exposure in USD bn	30	30

1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees

CREDIT SUISSE February 13, 2020 58

RoTE of 8.2% in 2019 excluding impacts of major post 2019 Investor Day events

Return on tangible equity‡
based on CHF



8.7%
-1.2%
0.7%
8.2%
>8%
2019 Reported
Revaluation of SIX investment
Major litigation provisions in 4Q19
2019 excl. SIX revaluation & major litigation provisions
2019 Investor Day guidance

Key messages

- Guided to a 2019 RoTE of >8% at the Investor Day
- 2019 reported RoTE includes two major items recorded in 4Q19:
  - CHF 498 mn pre-tax gain from the revaluation of our equity investment in the SIX Group AG
  - CHF 326 mn of major litigation provisions
- Aim to increase our RoTE by ~175 bps in 2020 from a number of measures we have already identified

Note: 2019 reported results include a gain related to the revaluation of our equity investment in the SIX Group AG and major litigation provisions. Results excluding these items are non-GAAP financial measures. For further details and reconciliation information, see Appendix ‡ RoTE is a non-GAAP financial measure, see Appendix

CREDIT SUISSE February 13, 2020 59

Currency mix & Group capital metrics

Credit Suisse Group results

Full Year 2019	in CHF mn	Contribution CHF	USD	EUR	GBP	Other
Group results						
Net revenues	22,484	25%	49%	11%	3%	12%
Total expenses[1]	17,764	31%	37%	4%	10%	18%
Swiss Universal Bank						
Net revenues	6,020	78%	15%	5%	1%	1%
Total expenses[1]	3,323	82%	11%	2%	2%	3%
International Wealth Management						
Net revenues	5,887	15%	57%	17%	2%	9%
Total expenses[1]	3,749	44%	27%	9%	7%	13%
Asia Pacific						
Net revenues	3,590	1%	39%	5%	2%	53%
Total expenses[1]	2,688	5%	13%	-	2%	80%
Global Markets						
Net revenues	5,752	5%	68%	16%	7%	4%
Total expenses[1]	4,796	5%	59%	5%	21%	10%
Investment Banking & Capital Markets						
Net revenues	1,666	-	90%	5%	1%	4%
Total expenses[1]	1,828	3%	72%	6%	14%	5%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for the year 2019, the sensitivities are:

- USD/CHF impact on FY 2019 pre-tax income by CHF +444 / - 444 mn
- EUR/CHF impact on FY 2019 pre-tax income by CHF +172 / -172 mn

Currency mix capital metric[3]



14%
7%
7%
7%
5%
11%
29%
20%
22%
65%
67%
46%
CHF
USD
CET1 capital 4
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **-1.9 bps / +2.2 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.11 for the full year 2019 results 3 Data based on December 2019 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE February 13, 2020 60

 61  February 13, 2020    Reconciliation of adjustment items  Adjusted results are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.              Group in CHF mn  2019  2018  2017  2016  2015  Total operating expenses reported  17,440  17,303  18,897  22,337  25,895  Goodwill impairment  -  -  -  -  -3,797  Restructuring expenses  -  -626  -455  -540  -355  Major litigation provisions  -389  -244  -493  -2,707  -820  Expenses related to real estate disposals  -108  -  -  -  -  Expenses related to business sales  -  -51  -8  -  -  Debit valuation adjustments (DVA)  -53  46  -83  9  -33  Total operating cost base adjusted  16,890  16,428  17,858  19,099  20,890  FX adjustment  -25  -  -24  -99  -135  Total operating cost base adjusted at constant 2018 FX  16,865  16,428  17,834  19,000  20,755

Results excluding the significant items noted below are non-GAAP financial measures. Management believes that these provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of significant items (1/4)

	Group				
in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net revenues reported	**6,190**	**5,326**	**4,801**	**22,484**	**20,920**
o/w related to InvestLab transfer	-	327	-	327	-
o/w related to SIX revaluation	498	-	-	498	-
Net revenues excl. InvestLab/SIX	**5,692**	**4,999**	**4,801**	**21,659**	**20,920**
Provision for credit losses	**146**	**72**	**59**	**324**	**245**
Total operating expenses reported	**4,830**	**4,112**	**4,147**	**17,440**	**17,303**
o/w major litigation provisions	326	28	82	389	244
Total operating expenses excl. major litigation provisions	**4,504**	**4,084**	**4,065**	**17,051**	**17,059**
Pre-tax income reported	**1,214**	**1,142**	**595**	**4,720**	**3,372**
Pre-tax income excl. InvestLab/SIX and major litigation provisions	**1,042**	**843**	**677**	**4,284**	**3,616**

	Wealth Management-related				
in CHF mn	4Q19	3Q19	4Q18	2019	2018
Net revenues reported	**4,027**	**3,551**	**3,281**	**14,398**	**13,268**
o/w related to InvestLab transfer	-	327	-	327	-
o/w related to SIX revaluation	498	-	-	498	-
Net revenues excl. InvestLab/SIX	**3,529**	**3,224**	**3,281**	**13,573**	**13,268**

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 63  February 13, 2020  Reconciliation of significant items (2/4)  in CHF mn unless otherwise specified  2019  Reported income before taxes  4,720  Impact from SIX revaluation  -498  Impact from major litigation provisions in 4Q19  326  Income before taxes excl. SIX revaluation and major litigation provisions in 4Q19  4,548      Income tax expense  1,295  Impact from SIX revaluation  -9  Impact from major litigation provisions in 4Q19  68  Income tax expense excl. SIX revaluation and major litigation provisions in 4Q19  1,354      Net income attributable to shareholders  3,419  Impact from SIX revaluation  -489  Impact from major litigation provisions in 4Q19  258  Net income attributable to shareholders excl. SIX revaluation and major litigation provisions in 4Q19  3,188      Reported return on tangible equity  8.7%  Impact from SIX revaluation  -1.2%  Impact from major litigation provisions in 4Q19  0.7%  Return on tangible equity excl. SIX revaluation and major litigation provisions in 4Q19  8.2%  Results excluding the significant items noted below are non-GAAP financial measures. Management believes that these provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Results excluding the significant items noted below are non-GAAP financial measures. Management believes that these provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of significant items (3/4)

	SUB PC			SUB C&IC			SUB		
in CHF mn	4Q19	3Q19	2019	4Q19	3Q19	2019	4Q19	3Q19	2019
Net revenues reported	**985**	**715**	**3,270**	**763**	**702**	**2,750**	**1,748**	**1,417**	**6,020**
o/w related to InvestLab transfer	-	-	-	-	98	98	-	98	98
o/w related to SIX revaluation	149	-	149	157	-	157	306	-	306
Net revenues excl. InvestLab/SIX	**836**	**715**	**3,121**	**606**	**604**	**2,495**	**1,442**	**1,319**	**5,616**
Provision for credit losses	**11**	**14**	**46**	**32**	**14**	**64**	**43**	**28**	**110**
Total operating expenses reported	**479**	**450**	**1,849**	**340**	**332**	**1,364**	**819**	**782**	**3,213**
Pre-tax income reported	**495**	**251**	**1,375**	**391**	**356**	**1,322**	**886**	**607**	**2,697**
Pre-tax income excl. InvestLab/SIX	**346**	**251**	**1,226**	**234**	**258**	**1,067**	**580**	**509**	**2,293**
Average AuM in CHF bn	216.8	214.5	212.8						
Net margin reported in bps	**91**	**47**	**65**						
Net margin excl. InvestLab/SIX in bps	**64**	**47**	**58**						

	IWM PB			IWM AM			IWM		
in CHF mn	4Q19	3Q19	2019	4Q19	3Q19	2019	4Q19	3Q19	2019
Net revenues reported	**1,194**	**1,066**	**4,268**	**446**	**395**	**1,619**	**1,640**	**1,461**	**5,887**
o/w related to InvestLab transfer	-	131	131	-	-	-	-	131	131
o/w related to SIX revaluation	192	-	192	-	-	-	192	-	192
Net revenues excl. InvestLab/SIX	**1,002**	**935**	**3,945**	**446**	**395**	**1,619**	**1,448**	**1,330**	**5,564**
Provision for credit losses	**16**	**15**	**48**	**-**	**-1**	**1**	**16**	**14**	**49**
Total operating expenses reported	**683**	**623**	**2,555**	**309**	**285**	**1,145**	**992**	**908**	**3,700**
Pre-tax income reported	**495**	**428**	**1,665**	**137**	**111**	**473**	**632**	**539**	**2,138**
Pre-tax income excl. InvestLab/SIX	**303**	**297**	**1,342**	**137**	**111**	**473**	**440**	**408**	**1,815**
Average AuM in CHF bn	370.6	364.5	364.5						
Net margin reported in bps	**53**	**47**	**46**						
Net margin excl. InvestLab/SIX in bps	**33**	**33**	**37**						

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64

Results excluding the significant items noted below are non-GAAP financial measures. Management believes that these provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of significant items (4/4)

	APAC PB[1]			APAC WM&C			APAC Markets		
in CHF mn	4Q19	3Q19	2019	4Q19	3Q19	2019	4Q19	3Q19	2019
Net revenues reported	428	534	1,797	639	673	2,491	298	213	1,099
o/w related to InvestLab transfer	-	98	98	-	98	98	-	-	-
o/w related to SIX revaluation	-	-	-	-	-	-	-	-	-
Net revenues excl. InvestLab/SIX	428	436	1,699	639	575	2,393	298	213	1,099
Provision for credit losses	2	-	2	14	20	57	-3	-1	-11
Total operating expenses reported	282	261	1,082	404	372	1,546	287	248	1,096
Pre-tax income reported	144	273	713	221	281	888	14	-34	14
Pre-tax income excl. InvestLab/SIX	144	175	615	221	183	790	14	-34	14
Average AuM in CHF bn	219.3	214.9	215.2						
Net margin reported in bps	26	51	33						
Net margin excl. InvestLab/SIX in bps	26	33	29						

	APAC		
in CHF mn	4Q19	3Q19	2019
Net revenues reported	937	886	3,590
o/w related to InvestLab transfer	-	98	98
o/w related to SIX revaluation	-	-	-
Net revenues excl. InvestLab/SIX	937	788	3,492
Provision for credit losses	11	19	46
Total operating expenses reported	691	620	2,642
Pre-tax income reported	235	247	902
Pre-tax income excl. InvestLab/SIX	235	149	804

1 APAC PB within WM&C

CREDIT SUISSE

February 13, 2020

65

Notes  66  February 13, 2020  General notesThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodologyMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager businessSpecific notes* Following the successful completion of our restructuring program in 2018, we updated our calculation approach for adjusted operating cost base at constant FX rates. Beginning in 1Q19, adjusted operating cost base at constant FX rates includes adjustments for major litigation provisions, expenses related to real estate disposals and the termination of real estate contracts initiated prior to 2019 and business sales as well as for debit valuation adjustments (DVA) related volatility and FX, but not for restructuring expenses and certain accounting changes. Adjustments for FX apply unweighted 2018 currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Under the current presentation, adjusted operating cost base at constant FX rates for periods prior to 1Q19 still include adjustments for restructuring expenses and a goodwill impairment taken in 4Q15, but no longer include an adjustment for certain accounting changes. Beginning in 1Q20, adjustments for FX will apply unweighted 2019 currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology.‡ Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q16, tangible equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders’ equity of CHF 41,897 mn as presented in our balance sheet. For end-4Q17, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders’ equity of CHF 41,902 mn as presented in our balance sheet. For end-4Q18, tangible equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,922 mn as presented in our balance sheet. For end-3Q19, tangible equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 45,150 mn as presented in our balance sheet. For end-4Q19, tangible equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders’ equity of CHF 43,644 mn as presented in our balance sheet. Shares outstanding were 2,550.6 mn at end-4Q18 and 2,436.2 mn at end-4Q19.AbbreviationsAdv. = Advisory; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; ATS = Asia Pacific Trading Solutions; attr. = attributable; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CET1 = Common Equity Tier 1;C&IC = Corporate & Institutional Clients; CLN = Credit Linked Notes; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; DVA = Debit Valuation Adjustments; E = Estimate;ECM = Equity Capital Markets; EMEA = Europe, Middle East and Africa; EqD = Equity Derivatives; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FX = Foreign Exchange; G&A = General and Administrative; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IFR = International Financing Review; IMF = International Monetary Fund; IMM = Internal Model Method; incl. = including; IPO = Initial Public Offering; ITS = International Trading Solutions; IWM = International Wealth Management; M&A = Mergers & Acquisitions; NII = Net interest income; n/m = not meaningful; NNA = Net New Assets; Op Risk = Operational Risk; p.a. = per annum; PB = Private Banking; PC = Private Clients; perf. = performance; pp. = percentage point; PTI = Pre-tax income; rev. = revenues; RM = Relationship Manager;RoA = Return on Assets; RoRC = Return on Regulatory Capital; RoRWA = Return on Risk-weighted assets; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets;SA-CCR = Standardized Approach for measuring Counterparty Credit Risk; SMI = Swiss Market Index; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; U/HNW = (Ultra) High Net Worth; Underwr. = Underwriting; VaR = Value at Risk; vs. = versus; WM&C = Wealth Management & Connected; YoY = Year on year

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: February 13, 2020
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer